TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold to Announce First Quarter Financial and Operating Results on May 7, 2025

April 28, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) will announce its unaudited financial and operating results for the three months ended March 31, 2025 on Wednesday, May 7, 2025, after market close. Equinox Gold will host a conference call and webcast to discuss the results the following morning on Thursday, May 8, 2025, commencing at 7:30 am PT (10:30 am ET).

Conference call

Toll-free in U.S. and Canada: 1-833-752-3366

International callers: + 1-647-846-2813

Webcast

www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until November 7, 2025.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com